Exhibit 12.1

(In thousands)	Nine Months Ended September 30,		For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income before taxes	$(392)	$84,427	$111,524	$104,279	$77,913	$65,008	$59,660
Interest on deposits	$73,376	$71,479	$97,080	$73,526	$40,714	$26,418	$29,907
Interest on borrowings	$12,272	$11,679	$15,961	$13,416	$11,022	$8,521	$7,922

Total interest expense	$85,648	$83,158	$113,041	$86,942	$51,736	$34,939	$37,829